Exhibit 99.1

CARDIOL THERAPEUTICS INC.

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2025
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED)

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Financial Position (Expressed in Canadian Dollars) Unaudited

	As at March 31, 2025	As at December 31, 2024
ASSETS

Current assets
Cash and cash equivalents (note 3)	$23,292,701	$30,580,029
Accounts receivable	75,960	100,366
Other receivables	270,730	261,255
Prepaid expenses	1,632,959	726,509
Total current assets	25,272,350	31,668,159

Non-current assets
Property and equipment (note 4)	182,545	195,592
Total assets	$25,454,895	$31,863,751

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (note 13)	$7,716,431	$6,976,736
Current portion of lease liability (note 5)	34,252	33,009
Total current liabilities	7,750,683	7,009,745

Non-current liabilities
Lease liability (note 5)	116,408	125,523
Total liabilities	7,867,091	7,135,268

Equity
Share capital (note 7)	179,335,421	179,335,421
Contributed surplus	25,794,137	24,647,163
Deficit	(187,541,754)	(179,254,101)
Total equity	17,587,804	24,728,483
Total equity and liabilities	$25,454,895	$31,863,751

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Commitments (note 11)
Subsequent events (note 8)

Approved on behalf of the Board:

"David Elsley", Director	"Guillermo Torre-Amione", Director

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian Dollars) Unaudited

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2025	2024
Operating expenses (notes 8, 12, 13)
General and administration (note 12)	$4,671,651	$5,082,552
Research and development (note 12)	3,757,412	3,322,929
Loss before other income (expenses)	(8,429,063)	(8,405,481)
Interest income (note 3)	248,269	377,294
Gain (loss) on foreign exchange	(106,859)	628,935
Change in derivative liability (note 6)	-	(1,808,603)
Other income	-	28,223
Net loss and comprehensive loss for the period	$(8,287,653)	$(9,179,632)

Basic and diluted net loss per share (note 10)	$(0.10)	$(0.14)
Weighted average number of common shares outstanding	82,608,992	67,259,344

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Cash Flows (Expressed in Canadian Dollars) Unaudited

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2025	2024
Operating activities
Net loss and comprehensive loss for the period	$(8,287,653)	$(9,179,632)
Adjustments for:
Depreciation of property and equipment	24,986	40,512
Amortization of intangible assets	-	21,111
Share-based compensation (note 8)	1,146,974	902,100
Change in derivative liability	-	1,808,603
Unrealized foreign exchange (gain)/loss on cash	107,778	(491,097)
Accretion on lease liability	5,972	6,640
Changes in non-cash working capital items:
Accounts receivable	24,406	(11,230)
Other receivables	(9,475)	(26,004)
Prepaid expenses	(906,450)	(805,504)
Accounts payable and accrued liabilities	739,695	811,708
Net cash used in operating activities	(7,153,767)	(6,922,793)

Investing activities
Purchase of property and equipment	(11,939)	(3,460)
Net cash used in investing activities	(11,939)	(3,460)

Financing activities
Proceeds from stock options exercised	-	90,197
Payment of lease liability	(13,844)	(13,844)
Net cash provided by (used in) financing activities	(13,844)	76,353
Net change in cash and cash equivalents	(7,179,550)	(6,849,900)
Cash and cash equivalents, beginning of period	30,580,029	34,931,778
Impact of foreign exchange on cash and cash equivalents	(107,778)	491,097
Cash and cash equivalents, end of period	$23,292,701	$28,572,975

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Canadian Dollars) Unaudited

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2023	65,352,279	$148,519,136	$3,517,867	$18,786,306	$(142,576,802)	$28,246,507
Restricted share units exercised	1,531,429	1,830,736	-	(1,830,736)	-	-
Stock options exercised	100,000	90,197	-	-	-	90,197
Fair value of stock options exercised	-	46,905	-	(46,905)	-	-
Share-based compensation (note 8)	-	-	-	902,100	-	902,100
Performance share units exercised	1,300,000	604,582	-	(604,582)	-	-
Net loss and comprehensive loss for the period	-	-	-	-	(9,179,632)	(9,179,632)
Balance, March 31, 2024	68,283,708	$151,091,556	$3,517,867	$17,206,183	$(151,756,434)	$20,059,172

Balance, December 31, 2024	82,608,992	$179,335,421	$-	$24,647,163	$(179,254,101)	$24,728,483
Share-based compensation (note 8)	-	-	-	1,146,974	-	1,146,974
Net loss and comprehensive loss for the period	-	-	-	-	(8,287,653)	(8,287,653)
Balance, March 31, 2025	82,608,992	$179,335,421	$-	$25,794,137	$(187,541,754)	$17,587,804

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2025 (Expressed in Canadian Dollars) Unaudited

1.	Nature of operations

Cardiol Therapeutics Inc. was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation's registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

Cardiol Therapeutics Inc. and its subsidiary (the "Corporation" or "Cardiol") is a clinical-stage life sciences company focused on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease. The Corporation's lead small molecule drug candidate, CardiolRx™ (cannabidiol) oral solution, is pharmaceutically manufactured and in clinical development for use in the treatment of heart disease.

On December 20, 2018, the Corporation completed its initial public offering on the Toronto Stock Exchange (the "TSX"). As a result, the Corporation's common shares commenced trading on that date on the TSX under the symbol "CRDL". On August 10, 2021, the Corporation's common shares commenced trading on The Nasdaq Capital Market under the symbol "CRDL".

2.	Material accounting policy information

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively “IFRS Accounting Standards”).

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS Accounting Standards issued and outstanding as of May 14, 2025, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended December 31, 2024.

Any subsequent changes to IFRS Accounting Standards that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2025, could result in restatement of these unaudited condensed interim consolidated financial statements.

3.	Cash and cash equivalents

Interest earned on cash and cash equivalents for the three months ended March 31, 2025, amounted to $248,269 (three months ended March 31, 2024 - $377,294).

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2025 (Expressed in Canadian Dollars) Unaudited

4.	Property and equipment

Cost	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2023	$341,238	$219,809	$237,248	$66,864	$128,657	$993,816
Additions	-	-	-	-	21,290	21,290
Disposals	-	(46,855)	-	-	-	(46,855)
Balance, December 31, 2024	341,238	172,954	237,248	$66,864	$149,947	$968,251
Additions	-	-	-	-	11,939	11,939
Balance, March 31, 2025	$341,238	$172,954	$237,248	$66,864	$161,886	$980,190

Accumulated Depreciation	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2023	$196,668	$131,722	$207,552	$40,355	$80,461	$656,758
Depreciation for the year	63,984	26,426	29,696	5,302	17,994	143,402
Disposals	-	(27,501)	-	-	-	(27,501)
Balance, December 31, 2024	$260,652	$130,647	$237,248	$45,657	$98,455	$772,659
Depreciation for the period	15,996	3,173	-	1,060	4,757	24,986
Balance, March 31, 2025	$276,648	$133,820	$237,248	$46,717	$103,212	$797,645

Carrying value	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2024	$80,586	$42,307	$-	$21,207	$51,492	$195,592
Balance, March 31, 2025	$64,590	$39,134	$-	$20,147	$58,674	$182,545

5.	Lease liability

Carrying
Value
Balance, December 31, 2023	$174,340
Repayments	(41,532)
Accretion	25,724
Balance, December 31, 2024	$158,532
Repayments	(13,844)
Accretion	5,972
Balance, March 31, 2025	$150,660
Current portion	34,252
Long-term portion	$116,408

(i) When measuring the lease liability for the property lease that was classified as an operating lease, the Corporation discounted the lease payments using its incremental borrowing rate. The original property lease had an expiration date of May 31, 2024, and the lease payments were discounted with a 9% interest rate. During the year ended December 31, 2023, the property lease was extended to October 30, 2028. The lease liability was revalued as of the extension date with lease payments discounted with a 15% interest rate.

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2025 (Expressed in Canadian Dollars) Unaudited

6.	Derivative liability

On November 5, 2021, the Corporation issued 8,175,000 warrants as part of a unit financing. Each warrant was exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The warrants were classified as a derivative liability on the statement of financial position and re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation's functional currency. During the three months ended March 31, 2024, the value of the derivative liability increased $1,808,603. During 2024, all 8,175,000 warrants expired unexercised.

7.	Share capital

a) Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued

	Number of
	common shares	Amount
Balance, December 31, 2023	65,352,279	$148,519,136
Restricted share units exercised (note 8)	1,531,429	1,830,736
Fair value of stock options exercised (note 8)	-	46,905
Stock options exercised (note 9)	100,000	90,197
Performance share units exercised (note 8)	1,300,000	604,582
Balance, March 31, 2024	68,283,708	$151,091,556
Balance, December 31, 2024 and March 31, 2025	82,608,992	$179,335,421

8.	Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs"), and Deferred Share Units ("DSUs"), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation's issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

During the three months ended March 31, 2025, the total expenses related to share-based compensation amounted to $1,146,974 (three months ended March 31, 2024 - $902,100). All outstanding awards are settleable with common shares and not cash.

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2025 (Expressed in Canadian Dollars) Unaudited

8.	Share-based payments (continued)

(a) Stock Options

	Number of	Weighted average
	stock options	exercise price ($)
Balance, December 31, 2023	1,732,500	$2.44
Issued	455,000	2.56
Expired	(110,000)	1.36
Exercised (i)	(100,000)	1.92
Balance, March 31, 2024	1,977,500	$2.61

Balance, December 31, 2024	1,487,500	$2.76
Issued	1,200,000	1.63
Expired	(170,000)	2.68
Balance, March 31, 2025	2,517,500	$2.22

(i) The weighted average share price on date of exercise was $2.22.

At the grant date, the fair value of stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
Fair value of stock options at grant date	$0.65	$1.89
Share price	$1.68	$2.83
Exercise price	$1.63	$2.56
Risk-free interest rate	2.53%	3.83%
Expected volatility	73%	93%
Expected life in years	2.00	3.13
Expected dividend yield	Nil	Nil

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2025 (Expressed in Canadian Dollars) Unaudited

8.	Share-based payments (continued)

(a) Stock Options (continued)

The following table reflects the actual stock options issued and outstanding as of March 31, 2025:

Expiry date	Exercise price ($)	Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
May 31, 2025	1.43	0.17	25,000	25,000
August 19, 2025	2.12	0.39	100,000	100,000
August 30, 2025	5.00	0.42	80,000	80,000
April 1, 2026	5.77	1.00	60,000	60,000
December 8, 2026	3.59	1.69	325,000	325,000
January 11, 2027	2.18	1.78	220,000	220,000
March 1, 2027	2.56	1.92	200,000	200,000
March 9, 2027	1.62	1.94	1,200,000	-
May 12, 2027	1.46	2.12	70,000	46,667
September 12, 2027	1.61	2.45	207,500	138,334
July 7, 2029	2.07	4.27	30,000	-
	2.22	1.82	2,517,500	1,195,001

(b) Performance Share Units

Number of PSUs
Balance, December 31, 2023	2,000,000
Redeemed (i)	(1,300,000)
Balance, March 31, 2024	700,000
Balance, December 31, 2024 and March 31, 2025	-

(i)	The weighted average share price on date of redemption was $1.54.

(ii)	Subsequent to March 31, 2025, 74,000 PSUs were granted.

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2025 (Expressed in Canadian Dollars) Unaudited

8.	Share-based payments (continued)

(c) Restricted Share Units

Number of RSUs
Balance, December 31, 2023	3,544,887
Redeemed (i)	(1,531,429)
Balance, March 31, 2024	2,013,458

Balance, December 31, 2024 and March 31, 2025	4,852,299

(i) The weighted average share price on date of redemption was $1.53.

The following table reflects the actual RSUs issued and outstanding as of March 31, 2025:

Expiry date	Weighted average remaining contractual life (years)	Number of RSUs outstanding	Number of RSUs vested (exercisable)
July 31, 2025	0.33	1,496,335	1,363,001
October 31, 2025	0.59	34,214	34,214
July 10, 2027	2.28	3,321,750	760,500
	1.67	4,852,299	2,157,715

9.	Warrants

	Number of warrants	Amount
Balance, December 31, 2023 and March 31, 2024	11,628,178	$3,517,867
Balance, December 31, 2024 and March 31, 2025	-	$-

10.	Loss per share

For the three months ended March 31, 2025, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $8,287,653 (three months ended March 31, 2024 - $9,179,632) and the weighted average number of common shares outstanding of 82,608,992 (three months ended March 31, 2024 - 67,259,344). Diluted loss per share did not include the effect of stock options, PSUs, RSUs, and warrants as they are anti-dilutive.

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2025 (Expressed in Canadian Dollars) Unaudited

11.	Commitments

(i)            The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2025	$41,532	$38,884	$80,416
2026	55,376	51,846	107,222
2027	55,376	51,846	107,222
2028	46,146	43,205	89,351
	$198,430	$185,781	$384,211

(ii)    The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2025	$197,969
Total	$197,969

(iii)    Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for the following contract research services:

2025	$1,570,418
2026	44,306
2027	23,085
2028	25,254
Total	$1,663,063

12.	Other expenses

The following details highlight certain components of the research and development and general and administration expenses classified by nature. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Three Months Ended	Three Months Ended
	March 31, 2025	March 31, 2024
General and administration expenses
Depreciation of property and equipment	$24,986	$40,512
Amortization of intangible assets	$-	$21,111
Non-cash share-based compensation	$838,346	$848,756

Research and development expenses
Non-cash share-based compensation	$308,628	$53,344

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2025 (Expressed in Canadian Dollars) Unaudited

13.	Related party transactions

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, and include any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation was as follows:

	Three Months Ended	Three Months Ended
	March 31, 2025	March 31, 2024
Salaries and benefits	$1,305,013	$1,264,404
Share-based payments	468,960	121,440
	$1,773,973	$1,385,844

As at March 31, 2025, $18,518 (December 31, 2024 - $nil) was owed to key management personnel.